UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)


                         AMERICAN PUBLIC HOLDINGS, INC.
                      -----------------------------------
                                (Name of Issuer)


                           Common Stock, No Par Value
                        ------------------------------------
                         (Title of Class of Securities)


                                   02913T 10 8
                        ------------------------------------
                                 (CUSIP Number)



                                L. Keith Parsons
                      Watkins Ludlam Winter & Stennis, P.A.
                             633 North State Street
                               Post Office Box 427
                             Jackson, MS 39205-0427
           -----------------------------------------------------------------
             (Name, Address and Telephone Number of Person Authorized to
                           Receive Notices Communications)


                                December 18, 1997
         -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G regarding the acquisition which is the subject of this Schedule 13D, and is filing the schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Notes).

                                  SCHEDULE 13D


CUSIP NO. 02913T 10 8



1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         David A. New, Sr.
         ------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group*   (a) [   ]
                                                             (b) [   ]
         ------------------------------------------------------------
3.       SEC Use Only
         ------------------------------------------------------------
4.       Source of Funds* Not applicable
         ------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceeding is Required
         Pursuant to Item 2(d) or 2(e) [   ]
         ------------------------------------------------------------
6.       Citizenship or Place of Organization

         United States
         ------------------------------------------------------------
         Number of                  7.      Sole Voting Power 0
         Shares                     ----------------------------------------
         Beneficially               8.      Shared Voting Power 29,523
         Owned by                   -------------------------------------------
         Each                       9.      Dispositive Power 0
         Reporting                  -------------------------------------------
         Person With                10.     Shared Dispositive Power 29,523
         ------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         29,523
         ------------------------------------------------------------
12.      Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares*                                        [   ]
         ------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11) 56.4%
         ------------------------------------------------------------
14.      Type of Reporting Person* IN
         ------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                      (INCLUDING EXHIBITS) OF THE SCHEDULE,
                         AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP NO. 02913T 10 8




1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         David A. New, Jr.
         ------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group*     (a) [   ]
                                                               (b) [   ]
         ------------------------------------------------------------
3.       SEC Use Only
         ------------------------------------------------------------
4.       Source of Funds* Not applicable
         ------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceeding is Required
         Pursuant to Item 2(d) or 2(e) [   ]
         ------------------------------------------------------------
6.       Citizenship or Place of Organization

         United States
         ------------------------------------------------------------
         Number of                  7.      Sole Voting Power 1,717
         Shares                     ------------------------------------------
         Beneficially               8.      Shared Voting Power 15,656
         Owned by                   -------------------------------------------
         Each                       9.      Sole Dispositive Power 1,717
         Reporting                  -------------------------------------------
         Person With                10.     Shared Dispositive Power 15,656
         ------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         17,373
         ------------------------------------------------------------
12.      Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares*                                        [   ]
         ------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11) 33.19%
         ------------------------------------------------------------
14.      Type of Reporting Person* IN
         ------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                      (INCLUDING EXHIBITS) OF THE SCHEDULE,
                         AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP NO. 02913T 10 8




1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         New Partners, L.P.
         ------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group*    (a) [   ]
                                                              (b) [   ]
         ------------------------------------------------------------
3.       SEC Use Only
         ------------------------------------------------------------
4.       Source of Funds* Not applicable
         ------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceeding is Required
         Pursuant to Item 2(d) or 2(e) [   ]
         ------------------------------------------------------------
6.       Citizenship or Place of Organization

         Mississippi
         ------------------------------------------------------------
         Number of                  7.      Sole Voting Power 13,867
         Shares                     ------------------------------------------
         Beneficially               8.      Shared Voting Power
         Owned by                   -------------------------------------------
         Each                       9.      Sole Dispositive Power 13,867
         Reporting                  -------------------------------------------
         Person With                10.     Shared Dispositive Power
         ------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         13,867
         ------------------------------------------------------------
12.      Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares*                                       [   ]
         ------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)   26.49%
         ------------------------------------------------------------
14.      Type of Reporting Person* PN
         ------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                      (INCLUDING EXHIBITS) OF THE SCHEDULE,
                         AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP NO. 02913T 10 8



1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         David New Drilling Company, Inc.   640373304
         ------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group*  (a) [   ]
                                                            (b) [   ]
         ------------------------------------------------------------
3.       SEC Use Only
         ------------------------------------------------------------
4.       Source of Funds* Not applicable
         ------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceeding is Required
         Pursuant to Item 2(d) or 2(e) [   ]
         ------------------------------------------------------------
6.       Citizenship or Place of Organization

         Mississippi
         ------------------------------------------------------------
         Number of                  7.      Sole Voting Power 14,256
         Shares                     ------------------------------------------
         Beneficially               8.      Shared Voting Power
         Owned by                   -------------------------------------------
         Each                       9.      Sole Dispositive Power 14,256
         Reporting                  -------------------------------------------
         Person With                10.     Shared Dispositive Power
         ------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         14,256
         ------------------------------------------------------------
12.      Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares*                                       [   ]
         ------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11) 27.23%
         ------------------------------------------------------------
14.      Type of Reporting Person* CO
         ------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                      (INCLUDING EXHIBITS) OF THE SCHEDULE,
                         AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP NO. 02913T 10 8


1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         David New Operating Company, Inc.    640353981
         ------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group*  (a) [   ]
                                                            (b) [   ]
         ------------------------------------------------------------
3.       SEC Use Only
         ------------------------------------------------------------
4.       Source of Funds* Not applicable
         ------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceeding is Required
         Pursuant to Item 2(d) or 2(e) [   ]
         ------------------------------------------------------------
6.       Citizenship or Place of Organization

         Mississippi
         ------------------------------------------------------------
         Number of                  7.      Sole Voting Power 1,400
         Shares                     ------------------------------------------
         Beneficially               8.      Shared Voting Power
         Owned by                   -------------------------------------------
         Each                       9.      Sole Dispositive Power  1,400
         Reporting                  -------------------------------------------
         Person With                10.     Shared Dispositive Power
         ------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         1,400
         ------------------------------------------------------------
12.      Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares* CO                                     [   ]
         ------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11) 2.67%
         ------------------------------------------------------------
14.      Type of Reporting Person* CO
         ------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                      (INCLUDING EXHIBITS) OF THE SCHEDULE,
                         AND THE SIGNATURE ATTESTATION.

CUSIP NO. 02913T 10 8

         The purpose of this Amendment No. 1 to Schedule 13D is to report a gift of 13,867 shares of stock by David A. New, Sr. to New Partners, L.P. New Partners, L.P. is filing this amendment jointly with Mr. New, Sr. and the rest of the group.


Item 1.           Security and Issuer.

         This statement relates to the Common Stock, no par value, of American Public Holdings, Inc. (the "Company"). The address of the Company's principal executive offices is: 2305 Lakeland Drive, Jackson, Mississippi 39208.

Item 2.           Identity and Background.

         (a), (c) and (f) This Schedule is being filed jointly by the following reporting persons (hereinafter sometimes referred to jointly as the "Reporting Persons") pursuant to an Agreement of Joint Filing attached as Exhibit A:

         (i) David New Operating Company, Inc., a Mississippi corporation. David New Operating Company, Inc. is engaged in the business of providing oil and gas exploration services.
         The directors and stockholders of David New Operating Company, Inc. are David A. New, Sr., David A. New, Jr., Suzanne New,
         Donna Johnson, Janet Caldwell and Paula Joseph. Suzanne New is the wife of David A. New, Sr. and Donna Johnson, Janet
         Caldwell and Paula Joseph are his daughters. Each of these persons is a United States citizen.

         (ii) David New Drilling Company, Inc., a Mississippi corporation. David New Drilling Company, Inc. is engaged in the business of drilling oil and gas wells. The directors and stockholders of David New Drilling Company, Inc. are David A. New, Sr., David A. New, Jr., Suzanne New, Donna Johnson, Janet Caldwell and Paula Joseph.

         (iii) David A. New, Sr., a United States citizen, is a director and stockholder of David New Operating Company, Inc. and David New Drilling Company, Inc.

         (iv) David A. New, Jr., a United States citizen, is President, director and stockholder of David New Operating Company, Inc. and David New Drilling Company, Inc.

         (v) New Partners, L.P., a Mississippi Limited Partnership. The general partners are Mr. and Mrs. David A. New,
Sr.

CUSIP NO. 02913T 10 8

         (b) The business address of the Reporting Persons is: P.O. Box 1487, Natchez, Mississippi 39121.

         (d) No events have occurred that would be required to be reported under the provisions of this Item.

         (e) No events have occurred that would be required to be reported under the provisions of this Item.

Item 3.           Source and Amount of Funds or Other Consideration.

         Not applicable.

Item 4.           Purpose of the Transaction.

         On December 18, 1997, Mr. David A. New, Sr. made a gift of 13,867 shares of stock held by him directly to New Partners, L.P.

         None of the Reporting Persons, in their capacities as such, has any present plans or proposals that relate to or would result in:

         (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

         (c) a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries;

         (d) any change in the present board of directors or management of the Company;

         (e) any material change in the present capitalization or dividend policy of the Company;

         (f) any other material change in the Company's business or corporate structure;

         (g) any change in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Company by any person;

         (h) causing a class of securities of the Company to become eligible for termination of registration pursuant to Section 12(g) of the Securities Exchange Act of 1934; or

         (i) any action similar to any of those enumerated above.

CUSIP NO. 02913T 10 8

Item 5.           Interests in Securities of the Issuer.

         (a) and (b) The beneficial ownership of each of the Reporting Persons is as follows: David A. New, Jr. has sole voting and dispositive power with respect to 1,717 shares. David A. New, Sr.
and David A. New, Jr. share voting and dispositive power with respect to 1,400 shares held by David New Operating Company, Inc.
and 14,256 shares held by David New Drilling Company, Inc.. As general Partners of New Partners, L.P., David A. New, Sr. and Mrs. David A. New, Sr. have shared voting and dispositive power with respect to 13,867 shares held by New Partners, L.P.

         The aggregate beneficial ownership of David A. New, Sr. is 29,523 or 56.4% of the outstanding shares of the Company, the aggregate beneficial ownership of David A. New, Jr. is 17,373 or 33.19% of the outstanding shares of the Company, the aggregate beneficial ownership of David New Operating Company, Inc. is 1,400 or 2.67% of the outstanding shares of the Company, and the aggregate beneficial ownership of David New Drilling Company, Inc. is 14,256 or 27.23% of the outstanding shares of the Company. The aggregate beneficial ownership of New Partners, L.P. is 13,867 or 26.49% of the outstanding shares of the Company.

         (c) On December 18, 1997 Mr. David A. New, Sr., made a gift of 13,867 shares owned directly by him to New Partners, L.P.

         (d) and (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 7.           Material Required to Be Filed as Exhibits.

Exhibit A. Agreement of Joint Filing.

CUSIP NO. 02913T 10 8


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                     /S/ David A. New, Sr.
                                     ------------------------
                                     David A. New, Sr.


Dated as of December 18, 1997

CUSIP NO. 02913T 10 8

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                      /S/ David A. New, Jr.
                                      ------------------------
                                      David A. New, Jr.


Dated as of December 18, 1997

CUSIP NO. 02913T 10 8

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                       DAVID NEW OPERATING COMPANY, INC.



                                       BY: /S/ David A. New, Jr.
                                          -----------------------------
                                          David A. New, Jr., President


Dated as of December 18, 1997

CUSIP NO. 02913T 10 8

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                             DAVID NEW DRILLING COMPANY, INC.



                                             BY: /S/David A. New, Jr.
                                                 -----------------------------
                                                David A. New, Jr., President


Dated as of December 18, 1997

CUSIP NO. 02913T 10 8

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                             NEW PARTNERS, L.P.



                                             BY: /S/David A. New, Sr.
                                             ---------------------------
                                            David A. New, Sr., General
                                            Partner


Dated as of December 18, 1997

CUSIP NO. 02913T 10 8
                                    EXHIBIT A

                            AGREEMENT OF JOINT FILING
                         AMERICAN PUBLIC HOLDINGS, INC.
                           COMMON STOCK, NO PAR VALUE


         In accordance with Rule 13D-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to the joint filing on behalf of each of them of a Statement on Schedule 13D and any and all amendments thereto, with respect to the above-referenced securities, and that this Agreement be included as an Exhibit to such filing.

         This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same agreement.

         IN WITNESS WHEREOF, the undersigned hereby execute this Agreement effective as of the 18th day of December, 1997.

                         DAVID NEW DRILLING COMPANY,
                         INC.



/S/David A. New, Sr.                         By: /S/ David A. New, Jr.
--------------------------                       --------------------------
David A. New, Sr.                                David A. New, Jr., President


                          NEW PARTNERS, L.P.


/S/ David A. New, Jr.                         /S/ David A. New, Sr.
--------------------------------              ----------------------------
David A. New, Jr.                             David A. New, Sr., General
                                              Counsel

                          DAVID NEW OPERATING COMPANY, INC.




BY: /S/ David A. New, Jr.
----------------------------
David A. New, Jr., President